UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Primus Telecommunications Group, Incorporated Primus Telecommunications Holding, Inc. Primus Telecommunications IHC, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

7901 Jones Branch Drive, Suite 900
Address of Principal Executive Office (Street and Number)

McLean, VA 22102
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR ☒ or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 cannot be filed on or prior to the prescribed May 15, 2009 due date without unreasonable effort and expense. Due to an unanticipated delay in finalizing the accounting for income taxes, the Registrant did not complete its review and preparation of the financial statements in advance of May 15, 2009. As a result, the Registrant did not have sufficient time to finalize its review and preparation of its Quarterly Report on Form 10-Q before the May 15, 2009 deadline. The Registrant will file the Quarterly Report on Form 10-Q within 5 days of the May 15, 2009.

Persons who are to respond to the collection of information SEC 1344 (05-06) contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Thomas R. Kloster	(703)	902-2800
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Subject to finalizing details associated with the delay described in Part III above, it is anticipated that Primus Telecommunications Group, Incorporated will report in its first quarter 2009 Form 10-Q: (1) first quarter 2009 net revenue of $194 million, down from $225 million in the first quarter of 2008, with the strengthening of the United State dollar accounting for a $41 million decline in net revenue in the 2009 quarter; (2) breakeven income (loss) from continuing operations for the first quarter 2009, consistent with the prior year quarter, and (3) net income for the first quarter 2009, with the actual amount to be finalized subject to the resolution of open tax matters mentioned above, compared to a net loss of ($3) million in the first quarter 2008, with first quarter 2009 net income being primarily attributable to $17 million in favorable income statement effects brought about by Chapter 11 reorganization items, net.

Primus Telecommunications Group, Incorporated Primus Telecommunications Holding, Inc. Primus Telecommunications IHC, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 18, 2009	By:	/s/ Thomas R. Kloster
Thomas R. Kloster Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.